UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Xperi Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98423J101

(CUSIP Number)

Rubric Capital Management LP

155 East 44th St, Suite 1630

New York, New York 10017

Attention: Brian Kleinhaus

(212) 418-1888

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423J101

1	NAME OF REPORTING PERSON

Rubric Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,301,219
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,301,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,301,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

PN, IA

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CUSIP No. 98423J101

1	NAME OF REPORTING PERSON

David Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,301,219
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,301,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,301,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 98423J101

1	NAME OF REPORTING PERSON

Deborah S. Conrad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 98423J101

1	NAME OF REPORTING PERSON

Thomas A. Lacey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,208
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,208
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 98423J101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the "Shares"), of Xperi Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2190 Gold Street, San Jose, California 95002.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Rubric Capital Management LP, a Delaware limited partnership (“Rubric Capital”), as the investment adviser to certain investment funds and/or accounts (collectively, the “Rubric Funds”) that hold Shares;
(ii)	David Rosen, as the Managing Member of Rubric Capital Management GP LLC, a Delaware limited liability company (“Rubric GP”), the general partner of Rubric Capital;
(iii)	Deborah S. Conrad; and
(iv)	Thomas A. Lacey.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Rubric Capital and Mr. Rosen are collectively referred to as “Rubric.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as defined and further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each member of Rubric and Rubric GP is 155 East 44th St, Suite 1630, New York, New York 10017. The principal business address of each of Ms. Conrad and Mr. Lacey is a personal residence which has been retained in the files of Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019.

(c)       The principal business of Rubric Capital is to serve as the investment manager of the Rubric Funds. Mr. Rosen is the Managing Member of Rubric GP, which serves as the general partner of Rubric Capital, and he supervises and conducts all investment activities of Rubric Capital, including all investment decisions with respect to the assets of the Rubric Funds. Ms. Conrad most recently served as Senior Vice President, Chief Marketing Officer at Hinge Health, Inc., a healthcare technology company. Mr. Lacey currently serves on the board of directors of Kandou Bus S.A., a semiconductor company which offers differentiated and fundamental interconnect technology, and as Chairman of the board of advisors of AKHAN Technologies, Inc. (d/b/a AKHAN Semiconductor, Inc.), a semiconductor company specializing in diamond semiconductor materials and devices. Mr. Lacey previously served as the Chief Executive Officer and a director of the Issuer’s predecessor from 2013 to 2017.

(d)       No Reporting Person (nor Rubric GP) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person (nor Rubric GP) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 98423J101

(f)       Rubric Capital is organized under the laws of the State of Delaware. Messrs. Rosen and Lacey and Ms. Conrad are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported herein beneficially owned by Rubric Capital were either acquired in connection with the Issuer’s spin-off from its predecessor or purchased with the working capital of the Rubric Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The Rubric Funds acquired an aggregate of 1,541,314 Shares in connection with the Issuer’s spin-off from its predecessor. The aggregate purchase price of the 3,301,219 Shares beneficially owned by Rubric Capital is approximately $39,412,429, excluding brokerage commissions.

The Shares reported herein beneficially owned by Mr. Lacey were acquired in connection with the Issuer’s spin-off from its predecessor.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 22, 2024, Rubric Capital Master Fund LP, one of the Rubric Funds (“Rubric Master”), delivered a letter to the Issuer nominating Deborah S. Conrad and Thomas A. Lacey (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2024 annual meeting of stockholders (the “Annual Meeting”).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 98423J101

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 43,465,834 Shares outstanding as of November 3, 2023, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

As of the date hereof, Rubric Capital and Mr. Rosen may be deemed to beneficially own the 3,301,219 Shares, constituting approximately 7.6% of the Shares outstanding, held in the aggregate by the Rubric Funds.

As of the date hereof, Mr. Lacey directly beneficially owns 4,208 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Ms. Conrad does not beneficially own any Shares, constituting 0% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 3,305,427 Shares beneficially owned in the aggregate by all of the Reporting Persons, constituting approximately 7.6% of the Shares outstanding. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(b)       Each of Rubric Capital and Mr. Rosen may be deemed to share the power to vote and dispose of the Shares held by the Rubric Funds.

Mr. Lacey has the sole power to vote and dispose of the Shares held by him.

(c)       Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. Except for the swap transactions set forth therein, the counterparty of which is Morgan Stanley Capital Services LLC (“Morgan Stanley”), all of such transactions were effected in the open market.

(d)       No person other than the Reporting Persons and the Rubric Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. Rubric Master has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares.

(e)       Not applicable.

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CUSIP No. 98423J101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Rubric Capital, on behalf of the Rubric Funds, has entered into certain cash-settled total return swap agreements with Morgan Stanley as the counterparty (the “Swap Agreements”). The swaps with Morgan Stanley constitute economic exposure to an aggregate of 742,525 notional Shares, representing approximately 1.7% of the outstanding Shares, which have a reference price of $10.6500 and a maturity date of December 20, 2028. The Swap Agreements provide Rubric Capital with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Rubric Capital has economic exposure to an aggregate of 4,043,744 Shares, representing approximately 9.3% of the outstanding Shares. Rubric Capital and the other Reporting Persons disclaim beneficial ownership of the Subject Shares.

On January 22, 2024, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which, among other things, the parties agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (ii) to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by or on behalf of Rubric), (iii) the Nominees will not enter into any transactions in the securities of the Issuer without the prior written consent of Rubric and (iv) Rubric will bear all pre-approved expenses incurred in connection with the group’s activities. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of the Nominees has granted Mr. Rosen a power of attorney (collectively, the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any other related transactions. The POAs are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Solicitation Agreement, dated January 22, 2024.
99.2	Powers of Attorney.

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CUSIP No. 98423J101

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2024

Rubric Capital Management LP

By:	Rubric Capital Management GP LLC General Partner

By:	/s/ David Rosen
	Name:	David Rosen
	Title:	Managing Member

/s/ David Rosen
David Rosen Individually and as attorney-in-fact for Deborah S. Conrad and Thomas A. Lacey

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CUSIP No. 98423J101

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)*	Price Range ($)	Date of Purchase/Sale

RUBRIC CAPITAL MANAGEMENT LP

(On Behalf of the Rubric Funds)

Purchase of Common Stock	100,000	10.6008	10.3800 - 10.7000	12/22/2023
Sale of Cash-Settled Total Return Swap	(100,000)	10.5829	10.4000 - 10.6800	12/22/2023
Purchase of Common Stock	50,000	11.0226	10.7300 - 11.1600	12/26/2023
Sale of Cash-Settled Total Return Swap	(50,000)	10.9968	10.9109 - 11.0700	12/26/2023
Purchase of Common Stock	33,773	11.1207	11.0200 - 11.2500	12/27/2023
Sale of Cash-Settled Total Return Swap	(33,773)	11.1047	11.0300 - 11.6861	12/27/2023
Purchase of Common Stock	29,679	11.1401	10.9500 - 11.2100	12/28/2023
Sale of Cash-Settled Total Return Swap	(29,679)	11.1268	-	12/28/2023
Purchase of Common Stock	38,436	11.1688	11.0700 - 11.3500	12/29/2023
Sale of Cash-Settled Total Return Swap	(38,436)	11.1537	11.0800 - 11.2450	12/29/2023
Purchase of Common Stock	76,488	11.1466	10.7900 - 11.3000	01/02/2024
Sale of Cash-Settled Total Return Swap	(76,488)	11.1326	11.0500 - 11.1971	01/02/2024
Purchase of Common Stock	68,004	11.0340	10.8000 - 11.2200	01/03/2024
Sale of Cash-Settled Total Return Swap	(68,004)	11.0189	10.8100 - 11.1400	01/03/2024
Purchase of Common Stock	41,795	10.8150	10.7000 - 10.8700	01/04/2024
Sale of Cash-Settled Total Return Swap	(41,795)	10.8043	10.7802 - 10.8329	01/04/2024
Purchase of Common Stock	100,000	10.7599	10.6200 - 10.9200	01/05/2024
Sale of Cash-Settled Total Return Swap	(100,000)	10.6904	10.5700 - 10.7954	01/05/2024
Purchase of Common Stock	50,000	11.1742	10.4500 - 11.3600	01/08/2024
Sale of Cash-Settled Total Return Swap	(50,000)	11.1467	10.4000 - 11.3400	01/08/2024
Purchase of Common Stock	50,000	11.3749	11.0700 - 11.4900	01/09/2024
Sale of Cash-Settled Total Return Swap	(50,000)	11.3651	11.0700 - 11.4800	01/09/2024
Purchase of Common Stock	50,000	11.5560	11.3500 - 11.8500	01/10/2024
Sale of Cash-Settled Total Return Swap	(50,000)	11.5476	11.3400 - 11.8400	01/10/2024
Purchase of Common Stock	75,000	11.3917	11.1300 - 11.8400	01/11/2024
Sale of Cash-Settled Total Return Swap	(75,000)	11.3803	11.1200 - 11.8200	01/11/2024
Purchase of Common Stock	70,000	11.5815	11.4100 - 11.7000	01/12/2024
Sale of Cash-Settled Total Return Swap	(70,000)	11.5699	11.4100 - 11.6900	01/12/2024
Purchase of Common Stock	40,000	10.8419	10.6787 - 11.0850	01/16/2024
Sale of Cash-Settled Total Return Swap	(40,000)	10.8334	10.6800 - 11.0800	01/16/2024
Purchase of Common Stock	64,300	10.2610	10.0700 - 10.3900	01/17/2024
Sale of Cash-Settled Total Return Swap	(64,300)	10.2516	10.0600 - 10.3800	01/17/2024
Purchase of Common Stock	60,000	10.1434	10.0000 - 10.2600	01/18/2024
Sale of Cash-Settled Total Return Swap	(60,000)	10.1345	10.0000 - 10.2400	01/18/2024

* The price reported in column Price Per Security ($) is a weighted average price if a price range is indicated in column Price Range ($). These securities were purchased/sold in multiple transactions at prices between the corresponding price ranges in the applicable row. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of securities purchased/sold at each separate price.